A-POWER ENERGY GENERATION SYSTEMS, LTD.

No. 44 Jingxing North Street
Tiexi District, Shenyang, Liaoning, China 110021

May 21, 2010

Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

Re:         A-Power Energy Generation Systems, Ltd.
Registration Statement on Form F-3
Registration No. 333-166243

Dear Ms. Long:

On behalf of A-Power Energy Generation Systems, Ltd. (the “Company”), request is hereby made that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective on May 21, 2010 at 4:00 p.m., Eastern Time, or as soon thereafter as may be practicable.

In connection with our submission of this request, we acknowledge that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, A-Power Energy Generation Systems, Ltd.

By:	/s/ John S. Lin
John S. Lin
Chief Operating Officer